UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

HAMILTON BEACH BRANDS HOLDING COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T 104

(CUSIP Number)

Britton T. Taplin

5910 South University Boulevard, Unit C-18

Greenwood Village, Colorado 80121-2879

(303) 892-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abigail II LLC Tax ID No. 82-2812443
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.83%
14	TYPE OF REPORTING PERSON* OO

1

  NAME OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,912
	8	SHARED VOTING POWER 798,436
	9	SOLE DISPOSITIVE POWER 174,912
	10	SHARED DISPOSITIVE POWER 798,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,336
	8	SHARED VOTING POWER 820,440
	9	SOLE DISPOSITIVE POWER 120,336
	10	SHARED DISPOSITIVE POWER 821,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,286
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.21%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank F. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,528
	8	SHARED VOTING POWER 810,440
	9	SOLE DISPOSITIVE POWER 82,528
	10	SHARED DISPOSITIVE POWER 810,440

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,968
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.73%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule D

Item 1. Security and Issuer.

The title and Class of equity securities to which this Schedule 13D relates is Class A common stock, par value $0.01 per share (“Class A Common”), of Hamilton Beach Brands Holding Company (the “Issuer”). The address of the principal executive offices of the Issuer is Hamilton Beach Brands Holding Company, 4421 Waterfront Dr., Glen Allen, Virginia 23060.

Item 2. Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of Abigail II LLC, a Colorado limited liability company (“Abigail II”), the managers of Abigail II (the “Managers”) and the members of Abigail II (the “Members” and, collectively with Abigail II and the Managers, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class A Common of the Issuer as a result of such Reporting Persons, including their revocable trusts, becoming signatories to the Operating Agreement of Abigail II, dated as of September 18, 2017, as amended, among the Members party thereto (the “Abigail II Operating Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Abigail II LLC. Abigail II is a Colorado limited liability company. Its principal business is to hold, buy and sell under common management, certain securities, including shares of Class A Common and Class B common stock of the Issuer, par value $0.01 per share (“Class B Common”), beneficially owned by certain of the Reporting Persons. The address of its principal business and its principal office is 5910 South University Boulevard, Unit C-18, Box 434, Greenwood Village, Colorado 801212879. Beatrice B Taplin is a trustee and primary beneficiary of the Thomas E. Taplin Marital Trust acting as a Member of Abigail II. The following Reporting Persons are the Managers and remaining Members of Abigail II: Britton T. Taplin and Frank F. Taplin.

Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin. Ms. Taplin is the trustee of the trust. Ms. Taplin’s resident address is 11 Cherry Hills Drive Englewood, Colorado 80110. She is retired.

Beatrice B. Taplin. Ms. Taplin’s resident address is 11 Cherry Hills Drive Englewood, Colorado 80110. She is retired.

Britton T. Taplin. Mr. Britton Taplin’s resident address is 4960 S. Lafayette Lane, Englewood, CO 80113. He is self-employed in investments.

Frank F. Taplin. Mr. Frank Taplin’s resident address is 8491 W. Sunset Blvd., #252, Los Angeles, California 90069. He is self-employed.

Item 3. Source and Amount of Funds or Other Consideration.

The Class A Common held by the Reporting Persons was primarily acquired on September 29, 2017, when NACCO Industries, Inc., a Delaware corporation (“NACCO”), completed the spin-off of the Issuer to NACCO’s stockholders (the “Spin-off”) and, subsequently thereto, in transfers pursuant to estate planning transactions. Immediately following the Spin-off, the Issuer became an independent public company.

Prior to the Spin-off, the Members transferred shares of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”) to Abigail II on September 18, 2017, as capital contributions, pursuant to the Abigail II Operating Agreement, in connection with the formation of Abigail II. Immediately following such initial capital contributions, the Reporting Persons held the following ownership interests in Abigail II: Beatrice B. Taplin (98.71%); Theodore D. Taplin (0.43%); Britton T. Taplin (0.43%); and Frank F. Taplin (0.43%).

To effect the spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, which was the close of business on September 29, 2017. For each share of NACCO Class A Common held on September 26, 2017, NACCO distributed one share of Class A Common and one share of Class B Common. Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common”) held on September 26, 2017, NACCO distributed one share of Class B Common and one share of Class A Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the Spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the spin-off, NACCO distributed 6,836,716 shares of Class A Common and 6,836,716 shares of Class B Common to NACCO stockholders.

On November 11, 2020, Beatrice B. Taplin sold 88.71% of her ownership interest in Abigail II, in equal amounts, to Britton T. Taplin and Frank F. Taplin (the “Beatrice Taplin Sale”), pursuant to a purchase agreement, dated November 11, 2020 (the “BT Purchase Agreement”), by and among Thomas E. Taplin Marital Trust, Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998 (f/b/o Frank F. Taplin). Pursuant to the BT Purchase Agreement and as consideration for the Beatrice Taplin Sale, Britton T. Taplin and Frank F. Taplin have each executed a promissory note in favor of the Thomas E. Taplin Marital Trust for the principal amount of $6,822,339.08, providing for annual interest payments and a maturity date of November 11, 2025.

On November 11, 2020, the Theodore D. Taplin Revocable Trust sold 100% of its ownership interest in Abigail II, in equal amounts, to Britton T. Taplin and Frank F. Taplin (the “Theodore Taplin Sale”), pursuant to a purchase agreement, dated November 11, 2020 (the “TDT Purchase Agreement”), by and among Theodore D. Taplin Revocable Trust, Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998 (f/b/o Frank F. Taplin). Pursuant to the TDT Purchase Agreement, the Theodore D. Taplin Revocable Trust received a payment of cash in consideration of its ownership interest in Abigail II.

Immediately following the Beatrice Taplin Sale and the Theodore Taplin Sale, the Reporting Persons held the following ownership interests in Abigail II: Beatrice B. Taplin (10%); Britton T. Taplin (45%); and Frank F. Taplin (45%).

Subsequent to the Spin-Off, the Reporting Persons have acquired shares of Class A Common in swaps under the Stockholders’ Agreement (as defined below), including a series of swaps on June 3, 2022.

Item 4. Purpose of Transaction.

The purpose of the formation of Abigail II, the Beatrice Taplin Sale and the Theodore Taplin Sale was to (a) provide the Members with a mechanism for consolidating the management of their holdings of Class A Common and Class B Common in a manner that would allow coordinated family management of such Class A Common and Class B Common and (b) to facilitate the estate planning objectives of the Members.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class A Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 698,200 shares of Class A Common, the aggregate number of shares of Class A Common which are subject to the terms of the Abigail II Operating Agreement, representing 6.83% of the outstanding Class A Common as of May 31, 2022.

Abigail II LLC. Abigail II is made up of the individuals and entities holding ownership interests in Abigail II. Abigail II may be deemed to be a “group” as defined under the Act and therefore may be deemed as a group to beneficially own 698,200 shares of Class A Common held by Abigail II. Although Abigail II holds the 698,200 shares of Class A Common, it does not have any power to vote or dispose of such shares of Class A Common. Beatrice, B. Taplin, Britton T. Taplin and Frank F. Taplin (the “Taplin Family”), as Members, are deemed to share the power to vote and dispose of such shares of Class A Common. Collectively, the 698,200 shares of Class B Common beneficially owned by Abigail II constitute approximately 6.83% of the Class A Common outstanding as of May 31, 2022.

Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin. The trust has no power to vote or dispose of any shares of Class A Common. Beatrice B. Taplin and National City Bank, as co-trustees, have the sole power to vote and dispose of the shares of Class A Common held by the trust.

Beatrice B. Taplin. Ms. Taplin has the sole power to vote and dispose of 174,912 shares of Class A Common. Ms. Taplin is deemed to share with National City Bank the power to vote and dispose of 100,236 shares of Class A Common, held in trust for her grandkids, for which she is a co-trustee and is deemed to share with the Taplin Family the power to vote and dispose of 698,200 shares of Class B Common held in a trust for Abigail II. Collectively, the 923,230 shares of Class A Common beneficially owned by Ms. Taplin constitute approximately 6.09% of the Class A Common outstanding as of May 31, 2022.

Britton T. Taplin. Mr. Taplin has the sole power to vote and dispose of 120,336 shares of Class A Common. Mr. Taplin is deemed to share with his spouse (DiAhn E. Taplin) the power to vote 10,000 shares of Class A Common and is deemed to share with his spouse (DiAhn E. Taplin) the power to dispose of 11,510 shares of Class A Common and is deemed to share with the Taplin Family the power to vote and dispose of 40,566 shares of Class A Common held in trust for Abigail, LLC for which Mr. Taplin is a co-trustee with the Taplin Family and is deemed to share with the Taplin Family the power to vote and dispose of 698,200 shares of Class A Common held in a trust for Abigail II. Collectively, the 942,286 shares of Class A Common beneficially owned by Mr. Taplin constitute approximately 9.21% of the Class A Common outstanding as of May 31, 2022.

Frank F. Taplin. Mr. Frank Taplin has the sole power to vote and dispose of 50,566 shares of Class A Common. Mr. Frank Taplin is deemed to share with the Taplin Family the power to vote and dispose of 40,566 shares of Class B Common held in trust for Abigail, LLC for which Mr. Taplin is a co-trustee with the Taplin Family and is deemed to share with the Taplin Family the power to vote and dispose of 698,200 shares of Class A Common held in a trust for Abigail II. Collectively, the 892,968 shares of Class A Common beneficially owned by Mr. Frank Taplin constitute approximately 8.73% of the Class A Common outstanding as of May 31, 2022.

(c) See Item 3 for a description of the Abigail II Sale.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Abigail II LLC

Under the terms of the Abigail II Operating Agreement filed as Exhibit 1 hereto and incorporated herein by reference, the Managers have the power to vote the Class A Common and Class B Common held by Abigail II. Further, under such terms, the Managers generally exercise such power by a vote of the majority of the Managers.

Under the terms of the Abigail II Operating Agreement, the Company may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of all of the Members of Abigail II.

The Abigail II Operating Agreement restricts the transfer of ownership interests in Abigail II (“Abigail II Ownership Interests”) by the Members by requiring prior written consent of all the other Members and providing the Members and Abigail II with a right of first refusal to acquire Abigail II Ownership Interests that a Member desires to sell and a repurchase obligation to compel the sale of Abigail II Ownership Interests by the Members under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Abigail II Operating Agreement.

Stockholders’ Agreement

The Stockholders’ Agreement, dated as of September 29, 2017, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A

Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common that are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered a right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common that are subject to the terms of the Stockholders’ Agreement. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Stockholders’ Agreement.

Effective February 11, 2022, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 3 and is incorporated herein in its entirety.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Operating Agreement of Abigail II LLC, dated as of September 18, 2017, as amended

Exhibit 2	Stockholders’ Agreement, dated as of September 29, 2017 by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2017 (Commission File No. 001-38214))

Exhibit 3	Amendment to Stockholders’ Agreement, dated as of February 11, 2022, by and between the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders

Exhibit 4	Joint Filing Agreement

Exhibit 5	Power of Attorney

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2022

ABIGAIL II LLC

By:	/s/ Britton T. Taplin
Britton T. Taplin Manager

REPORTING PERSONS

/s/ Britton T. Taplin

Name: Britton T. Taplin on behalf of himself and as:

Attorney-in-Fact for Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin

Attorney-in-Fact for Beatrice B. Taplin

Attorney-in-Fact for Frank F. Taplin